FORM 11-K/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2004

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 1-11720

ADVO, Inc. 401(k) Savings Plan (Plan Number 001)

(Full title of the plan)

ADVO, Inc.

One Targeting Centre

Windsor, CT 06095

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive offices)

.

ADVO, Inc. 401(k) Savings Plan (Plan Number 001)

Annual Report

Index to Form 11-K/A

Year Ended December 31, 2004

Page
Report of Independent Registered Public Accounting Firm - Fiondella, Milone & LaSaracina LLP	1

Report of Independent Registered Public Accounting Firm - Ernst & Young LLP	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2004 and December 31, 2003	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004	4

Notes to Financial Statements	5

Signature	11

Exhibits:

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm - Fiondella, Milone & LaSaracina LLP

Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP

All other schedules required by 29 CFR 2520.103-10 of the Department of

Labor’s Rules and Regulations for Reporting and Disclosure under the

Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of

ADVO, Inc. 401(k) Savings Plan (Plan Number 001):

We have audited the accompanying statement of net assets available for benefits of the ADVO, Inc. 401(k) Savings Plan (Plan Number 001) (the “Plan”) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board of the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the financial statements, the Company revised its previously issued financial statements to reflect a master trust arrangement in place as of December 31, 2004.

/s/ Fiondella, Milone & LaSaracina LLP

Glastonbury, Connecticut

January 27, 2006

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of

ADVO, Inc. 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the ADVO, Inc. 401(k) Savings Plan as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Hartford, Connecticut

June 8, 2004

ADVO, Inc.

401(k) Savings Plan (Plan Number 001)

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets

Participant-Directed Investments:
Plan interest in ADVO, Inc. Master Trust	$111,601,663	$—
Mutual Funds, at Fair Value	—	86,101,422
ADVO Stock Fund	—	8,134,895
Participant Loans	—	3,268,596

Total Investments	111,601,663	97,504,913

Receivables:
Employee Contributions	233,180	371,539
Employer Contributions	158,909	244,430

Total Receivables	392,089	615,969

Net Assets Available for Benefits	$111,993,752	$98,120,882

The accompanying notes are an integral part of these financial statements.

ADVO, Inc.

401(k) Savings Plan (Plan Number 001)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004
Additions to assets attributed to:

Investment income:
Net realized and unrealized depreciation in fair value of investments	$(2,038,378)
Interest and dividends	259,249

(1,779,129)

Plan interest in ADVO, Inc. Master Trust investment income	11,500,732

Contributions:
Employee	9,440,229
Employer	5,859,406
Employee rollover	1,230,389

Total Additions	26,251,627

Deductions to assets attributed to:

Benefit payments	7,320,619
Administrative expenses	22,972

Total Deductions	7,343,591

Net increase in assets before transfers to/(from) other plans	18,908,036

Transfers to/(from) other plans:

Transfer (out)/in of Plan assets to ADVO, Inc. 401(k) Sales Plan (Plan No. 004)	(5,967,318)
Transfer in of Plan assets from Mail Marketing Systems, Inc. 401(k) Savings Plan	932,152

Net transfers	(5,035,166)

Net increase in net assets available for benefits	13,872,870

Net Assets available for benefits:
Beginning of the year	98,120,882

End of the year	$111,993,752

The accompanying notes are an integral part of these financial statements.

ADVO, Inc.

401(k) Savings Plan (Plan Number 001)

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the ADVO, Inc. 401(k) Savings Plan (Plan Number 001) (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees (“participants”) of ADVO, Inc. (the “Company”), with the exception of non-highly compensated sales associates who are covered by the ADVO, Inc. 401(k) Plan (Plan Number 004). Participants are eligible to join the Plan on the first day of the month following the date of hire. Participants are eligible for the company match on the first day of the month following six months of continuous employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Transfer

Effective January 1, 2004, the Company established a new plan, ADVO, Inc. 401(k) Savings Plan (Plan Number 004), for the benefit of non-highly compensated sales associates, with substantially the same provisions as Plan Number 001. As such, on May 18, 2004, the account balances of non-highly compensated sales associates were transferred out of the Plan (Plan Number 001) and into Plan Number 004.

Master Trust

On May 18, 2004, the Company entered into a Master Trust agreement with the Fidelity Management Trust Company (the Trustee). Under this agreement, the Company combined the trust fund investments of the ADVO, Inc. 401(k) Savings Plan (Plan Number 001) and the ADVO, Inc. 401(k) Savings Plan (Plan Number 004) into a Master Trust. The investments in the Master Trust are separately tracked at the Plan and participant level in the Trustee’s recordkeeping system.

Plan Merger

Effective January 2, 2004, the Mail Marketing Systems, Inc. (MMSI) 401(k) Savings Plan merged into the Plan. MMSI’s associates are entitled to the provisions of the Plan.

Contributions

Participants may contribute up to 16 percent of their annual compensation on a pretax basis, as defined in the Plan. Participants may also contribute amounts representing rollover distributions from other defined contribution plans.

The Company contributes 100 percent of the first 6 percent of a participant’s pay deferral contributions to the Plan limited to $50,000 maximum annual compensation for sales associates.

All investment programs are fully participant directed. Participants direct the investment of their and the Company’s contributions into various investment options offered by the Plan. The Plan currently offers fifteen investment options: primarily mutual funds and a fund with Company common stock.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and the Plan’s earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

ADVO, Inc.

401(k) Savings Plan (Plan Number 001)

Notes to Financial Statements

December 31, 2004

Vesting

Participants are immediately vested in their voluntary contributions and related employer matching contributions plus actual earnings thereon.

Payment of Benefits

Upon termination of service, participants may elect to receive a lump-sum amount equal to the value of their account.

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

Expenses of the Plan

Fees and expenses relating to the operation and administration of the Plan are paid by the Company. Loan setup, loan maintenance and loan withdrawal fees are deducted from the accounts of the participants who make the loan or withdrawal.

ADVO Stock Fund

The ADVO Stock Fund is an unregistered custom separate account maintained by the Trustee and established by the Company for the benefit of the Plan and any other qualified plan of the Company. Ownership is represented by each plan’s proportionate units of participation.

Although the performance of the ADVO Stock Fund is based on the performance of the underlying common stock, the value of a fund unit is different from the price of one share of common stock. Changes in the unit value of the fund will be affected by price changes in the underlying common stock, earnings, dividends, interest and applicable fees and expenses of the fund. Additionally, the fund maintains highly liquid money market instruments, which may contribute to differences in performance between the fund units and net asset value of the underlying common stock.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

The fair value of the Plan’s interest in the ADVO, Inc. Master Trust (“Master Trust”) is based on the beginning value of the Plan’s interest in the trust plus actual contribution and allocated investment income less actual distributions and allocated administrative expenses.

The fair value of investments in mutual funds and investments in mutual funds in the Master Trust are based on the quoted market prices, which represent the net asset values of shares held in these funds at year-end.

ADVO, Inc.

401(k) Savings Plan (Plan Number 001)

Notes to Financial Statements

December 31, 2004

The fair value of investments in the ADVO Stock Fund and investments in the ADVO Stock Fund in the Master Trust are based on the net asset value (“NAV”) of participation units held by the Plan at year-end. These NAVs are calculated based on the current market value of the underlying securities and the current number of units by participants in these funds.

Participant loans are stated at their outstanding principal balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management believes that the estimates and related assumptions in the preparation of these financial statements are appropriate, actual results could differ from those estimates.

3. Investments

Custody of Plan investments and the reporting thereof is managed through an agreement with Fidelity Management Trust Company. Participants are allowed to direct their contributions for investments in a variety of investment funds.

The following table presents the fair value of investments. Investments that represent 5% or more of the Plan’s net assets available for benefits are separately identified by the following “*”.

	December 31,
	2004		2003
PIMCO Total Return	$—		$933,762
Calamos Growth Fund- Class A	—		10,786,265	*
Strong Advisor Small Cap Value Fund – Class Z	—		654,706
Fidelity Equity –Income Fund	—		355,367
Fidelity Balanced Fund	—		11,613,093	*
Fidelity Diversified International Fund	—		4,459,540
Fidelity Dividend Growth Fund	—		14,434,779	*
Fidelity Small Cap Stock Fund	—		4,140,533
Fidelity Retirement Money Market Portfolio	—		17,519,259	*
Fidelity Freedom Income Fund	—		103,235
Fidelity Freedom 2010 Fund	—		265,902
Fidelity Freedom 2020 Fund	—		462,461
Fidelity Freedom 2030 Fund	—		294,521
Fidelity Freedom 2040 Fund	—		80,870
Spartan U.S. Equity Index Fund	—		19,997,129	*
ADVO Stock Fund	—		8,134,895	*
Participant Loans	—		3,268,596

Total Investments	$—		$97,504,913

Plan interest in ADVO, Inc. Master Trust	$111,601,663	*	$—

Total Investments	$111,601,663		$97,504,913

ADVO, Inc.

401(k) Savings Plan (Plan Number 001)

Notes to Financial Statements

December 31, 2004

4. Interest in ADVO, Inc. Master Trust

The Plan’s investments are in a Master Trust, which was established for the investment of assets of the ADVO, Inc. 401(k) Savings Plan (Plan Number 001) and the ADVO, Inc. 401(k) Savings Plan (Plan Number 004). Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company (the Trustee). At December 31, 2004, the Plan’s interest in the Master Trust was approximately 94%. Investment income and administrative expenses relating to the Master Trust are tracked at the plan and participant level and are allocated accordingly.

The following represents the fair value of net assets in the ADVO, Inc. Master Trust:

Investments in ADVO Master Trust:	December 31, 2004
PIMCO Total Return	$1,509,847
Calamos Growth Fund- Class A	15,118,159
Fidelity Equity –Income Fund	1,122,538
Fidelity Balanced Fund	13,668,942
Fidelity Diversified International Fund	6,407,542
Fidelity Dividend Growth Fund	16,333,327
Fidelity Small Cap Stock Fund	6,991,680
Fidelity Retirement Money Market Portfolio	17,594,584
Fidelity Freedom Income Fund	294,178
Fidelity Freedom 2010 Fund	603,680
Fidelity Freedom 2020 Fund	954,298
Fidelity Freedom 2030 Fund	910,509
Fidelity Freedom 2040 Fund	365,354
Spartan U.S. Equity Index Fund	23,196,047
ADVO Stock Fund	10,129,463

Participant Loans	3,719,200

TOTAL NET ASSETS	$118,919,348

Investment income in the Master Trust for the period May 18, 2004 to December 31, 2004 is as follows:

2004
Net appreciation in fair value of investments:
Mutual Funds	$9,104,196
ADVO Stock Fund	1,263,852

10,368,048

Interest and dividends	1,988,209

$12,356,257

ADVO, Inc

401(k) Savings Plan (Plan Number 001)

Notes to Financial Statements

December 31, 2004

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

6. Income Tax Status

The Plan obtained a determination letter from the Internal Revenue Service (“IRS”) dated October 30, 2002, stating the plan, as then designed, was qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan was amended and restated since the October 2002 determination letter and has applied for and received a new determination letter (see Note 11).

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts. After payment of expenses, distributions would be made pro rata based on the value of such accounts.

8. Party-in-Interest Transactions

Fidelity Management Trust Company is the trustee and custodian as defined by the Plan. Therefore, transactions in various Fidelity investment funds qualify as party-in-interest transactions.

9. Corrective Distribution

The Plan failed to pass the Average Deferral Percentage Test (“ADP Test”) and the Actual Contribution Percentage Test (“ACP Test”), collectively the nondiscrimination tests, for the previous Plan years. In order to correct the failure of the nondiscrimination tests, the Plan distributed contributions totaling $300,185 relating to the 2001, 2002 and 2003 Plan years to the participants that were considered to be in the highly compensated group. This corrective distribution restored the Plan to the position it would have been in had the failure not occurred and has been included as benefit payments for the year ended December 31, 2004.

ADVO, Inc

401(k) Savings Plan (Plan Number 001)

Notes to Financial Statements

December 31, 2004

10. Revision of Previously Issued Financial Statements

In October 2005, the Company became aware of a master trust arrangement, which had been entered into by the Plan on May 18, 2004, but not reported as such by the Plan’s Trustee. In December 2005, the Trustee issued new certified trust statements, which properly reflected the master trust arrangement. The revised financial statements properly reflect the accounting and reporting of the Plan’s interest in the master trust for the year ended December 31, 2004.

11. Subsequent Event

The Plan obtained a new determination letter dated November 21, 2005, stating that the Plan, as amended, is qualified under section 401(a) of the Internal Revenue Code and therefore remains exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the ADVO, Inc. Associate Savings Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADVO, Inc.
401(k) Savings Plan (Plan Number 001)

Date: February 7, 2006	By:	/s/ JOHN D. SPERIDAKOS
John D. Speridakos
Vice President and Controller